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           July 19, 2021

       Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Co
       621South Virgil Avenue, #470
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Co
                                                            Form 8-K filed July
14, 2021
                                                            File No. 000-56200

       Dear Mr. Yang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Real Estate & Construction
       cc:                                              Matthew McMurdo